Exhibit 99.1

i-80 Gold Discovers New Gold High-Grade Zone and Expands Mineralization at Ruby Hill

Highlight Results include 11.8 g/t Au over 18.3m, 11.9 g/t Au over 16.8m & 14.8 g/t Au over 12.3m

RENO, Nev., Oct. 5, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce the discovery of a new gold horizon, the "007 Zone", and additional high-grade drill results that continue to demonstrate the potential to expand mineralization in the Ruby Deeps deposit at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

Owing to the substantial success of the 2022 program, drilling has been expanded to include more than 30,000 metres (m) of drilling, focused on defining and expanding gold mineralization in the primary zones while also testing several high-potential targets on the Property including the recent Hilltop discovery.  Continued results confirm substantial expansion potential at the Ruby Deeps deposit, and has discovered new high-grade mineralization in the 007 and Blue Sky exploration targets

Ruby Deeps Deposit

The Ruby Deeps deposit is the primary target of the 2022 drill program with new results demonstrating excellent continuity of mineralization, impressive widths and grades, often in excess of 10 grams per ton gold (g/t Au), and favourable ground conditions.  Hole iRH22-13 expands mineralization in the Ruby Deeps 125 metres to the northeast (see Figure 1 and Table 1).

Highlight results from drilling in the Ruby Deeps and 426 Deeps horizons:

  iRH22-12: 13.5 g/t Au over 11.4 m (0.39 ounces per ton (opt) – 37.5 ft)
  iRH22-13: 13.4 g/t Au over 6.1 m (0.39 opt – 20.0 ft)
  iRH22-14: 14.8 g/t Au over 12.3 m (0.43 opt – 40.2 ft)
  iRH22-16: 10.8 g/t Au over 7.6 m (0.32 opt – 25.0 ft)
  iRH22-20: 11.8 g/t Au over 18.3 m (0.34 opt - 60.0 ft) & 11.9 g/t Au over 16.8 m (0.35 opt – 55.0 ft)

The Ruby Deeps deposit is comprised of the 426 Zone, the upper part of the deposit interpreted to consist of more vertical mineralization hosted within or proximal to the northeast striking 426 fault structure, and the deeper Ruby Deeps Zone, a flat-lying, north-south striking, sulphide zone located in the hanging wall of the Holly and 150 fault structures. Both zones remain open for expansion.

New Discovery – 007 Zone

A new zone of high-grade gold mineralization was discovered when testing the Graveyard Flats fault structure located in close proximity to the 426 Zone (see Figure 1 and Table 1). The first hole to test this structure intersected what appears to be oxide mineralization and multiple follow-up holes have been drilled to follow up this discovery with assays pending. Highlight results from hole iRH22-18 include:

  iRH22-18: 10.5 g/t Au over 11.1 m (0.31 oz/ton – 36.5 ft)

New Discovery – Blue Sky Target

Hole iRH22-17 is the first hole testing the Blue Sky target located approximately 600 metres northeast of the northern extent of the Ruby Deeps and returned multiple significant intervals of low to moderate grade mineralization accompanied by strong alteration, similar to what is observed in the Ruby Deeps deposit (see Figure 1 and Table 1) including 1.4 g/t Au over 35.1 m and 7.7 g/t Au over 3.0 m.

"Step-out drilling in the 426 and Ruby Deeps Zones continue to confirm our belief that Ruby Hill has excellent potential to host a world-class, Carlin-type, gold deposit", stated Ewan Downie, CEO of i-80. "Generative exploration drilling has now resulted in multiple new discoveries including at the 007, Hilltop and Blue Sky targets with extensive alteration and mineralization, further demonstrating a system comparable to several of Nevada's most productive gold districts."

Figure 1 – Ruby Hill Surface Oblique Plan View

Figure 1 – Ruby Hill Surface Oblique Plan View (CNW Group/i-80 Gold Corp)

The ongoing infill and step-out drill program will aid in the advancement of the Company's plan to develop an underground mine at Ruby Hill, accessed via ramp from the Archimedes open pit. Infill drilling is being completed for initial mine planning and to upgrade resources for the completion of an economic study.  Step-out drilling is also being completed with a focus on expanding mineralization in advance of completing a revised resource estimate at year-end. The current program at Ruby Hill is one of several ongoing and planned drill programs in 2022 that combined are expected to comprise in excess of 50,000 metres.

It is expected that refractory mineralization mined from the underground operation at Ruby Hill will be trucked to the Company's Lone Tree facility once its operational and oxide mineralization can be processed on-site at the existing heap leach pad, or at the existing leach plant. i-80's substantial existing infrastructure at Lone Tree and Ruby Hill is expected to reduce potential exposure to the current inflationary environment.

Table 1 – Highlight Assay Results from Ruby Hill Drilling

New 2022 Drill Results from Ruby Hill – Estimated true widths 80-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iRH22-11	Blue Sky	Core	NSI
iRH22-12	Ruby Deeps	Core	702.0	713.4	11.4	13.5
incl.	Ruby Deeps	Core	708.1	713.4	5.3	21.7
iRH22-13	Ruby Deeps	Core	634.0	640.1	6.1	13.4
iRH22-14	426	Core	423.1	432.2	9.1	4.0
and	Lower 426	Core	472.9	485.2	12.3	14.8
and	Lower 426	Core	500.2	505.1	5.0	5.0
and	Lower 426	Core	514.6	518.9	4.4	8.0
iRH22-15	Ruby Deeps	Core	642.8	652.0	9.1	5.3
iRH22-16	Ruby Deeps	Core	724.8	732.4	7.6	10.8
iRH22-17	Blue Sky	Core	504.7	539.8	35.1	1.4
and	Blue Sky	Core	569.4	572.4	3.0	7.7
and	Blue Sky	Core	801.2	808.8	7.7	2.7
and	Blue Sky	Core	821.1	828.8	7.7	2.0
iRH22-18A	007	Core	439.7	450.8	11.1	10.5
iRH22-19	Ruby Deeps	Core	591.3	592.8	1.5	8.9
and	Ruby Deeps	Core	621.8	624.8	3.0	6.7
iRH22-20	Ruby Deeps	Core	601.1	619.4	18.3	11.8
and	Ruby Deeps	Core	677.0	693.7	16.8	11.9
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH22-11	587294	4376430	1984	265	-78
	iRH22-12	587187	4376062	1980	140	-88
	iRH22-13	587280	4376239	1982	290	-86
	iRH22-14	587272	4376008	1974	185	-84
	iRH22-15	587196	4376128	1982	110	-86
	iRH22-16	587189	4376126	1981	180	-80
	iRH22-17	587514	4376530	1983	335	-76
	iRH22-18	587491	4376037	1965	090	-87
	iRH22-19	587288	4376229	1982	177	-83
	iRH22-20	587163	4376006	1967	255	-89

The Ruby Hill Property is one of the Company's primary assets and is host to the core infrastructure within the Eureka District of the Battle Mountain-Eureka Trend. The Property is host to multiple gold, gold-silver and poly-metallic (base metal) deposits.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay; AAL) and Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES; ALS). AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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For further information: please contact: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 05-OCT-22